Exhibit 99.9

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

The following Management’s Discussion and Analysis (“MD&A”), prepared as of August 28th, 2019, should be read in conjunction with the audited, consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the year ended April 30, 2019. This MD&A is the responsibility of management and has been reviewed and approved by the Board of Directors of IPA.

The referenced, consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). All financial amounts are stated in Canadian dollars unless stated otherwise.

FORWARD-LOOKING STATEMENTS

This MD&A may contain certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

In this MD&A, forward-looking statements include the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Furthermore, forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL

The Company was incorporated under the laws of Alberta on November 22, 1983 and is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s OTC symbol is “IPATF”. The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8.

CORPORATE

On August 20, 2018, the Company announced that Mr. Guy Champagne resigned from his position as a Director of the Company and thereupon joined the Company’s Advisory Board.

Henceforth, on November 21, 2018, the Company announced that Paul Andreola was appointed as a Director of the Company at its annual general meeting held in Vancouver, BC on November 20, 2018. Mr. Andreola has over 20 years of business development and financial markets experience including senior management,

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

marketing, and communications roles for early stage companies. Previously in his career, Mr. Andreola was a licensed investment advisor for over 10 years and has facilitated multiple early stage private and public companies in the resource and technology sectors. Mr. Andreola is currently the CEO and Director of NameSilo Technologies Corp. (CSE: URL) and Ironwood Capital Corp. (TSXV: IRN.P).

OVERVIEW

The Company has emerged as a recognized, full-service, biologics Contract Research Organization (CRO) with global operations. The Company is innovation-driven and is strategically positioned - both geographically and scientifically - to provide customized and end-to-end biologics services. They offer a cohesive and extensive portfolio in the protein and antibody research, manufacturing and validation continuum.

The Company’s services include, but are not limited to, proprietary B cell sorting, screening and sequencing; custom, immune and naïve phage display production and screening; expertise with transgenic animals and multi-species antibody discovery; bi-specific, tri-specific, and VNAR (shark) antibody manufacturing; DNA cloning, protein and antibody downstream processing, purification in gram scale levels, characterization and validation; antibody engineering; transient and stable cell line generation; antibody optimization and humanization; hybridoma production with multiplexed, high-throughput screening and clone-picking; cryopreservation; and custom antigen modeling, design and manufacturing.

Moreover, in the past 12 months, the Company has gained increasing recognition as a rising leader in the biologics, CRO space. They have focused on organic growth through market penetration and service diversification, as well as strategic expansion with platform and process integration. Furthermore, end-to-end services have been leveraged through acquisition, enabling a steady foundation for future growth.

IPA Canada and IPA Europe have both been designated as approved CROs for the world’s leading, transgenic animal platform producing human antibodies, and exercised an advantage in optimizing services for various transgenic animal vendors. The Company made strategic investments in R&D activities to develop proprietary technologies enabling the application of their B cell SelectTM and DeepDisplayTM platforms to a broad range of transgenic animal species and strains.

This past year, the Company announced a full-service B cell facility in Victoria, British Columbia, offering B cell screening, sorting and sequencing on a broad range of therapeutically relevant protein families, including GPCRs and other multi-membrane spanning proteins. The Company’s proprietary B cell SelectTM platform enables antibody screening directly from B cells, allowing for the analysis of a more diverse set of antibodies, and for faster, deeper screening compared to traditional technologies. In July 2018, IPA Europe expanded the Company’s B cell technologies to the EU, increasing its global capacity, and further differentiating ImmunoPrecise from its competitors. Months later, the Company went on to announce that, due to the platform’s greater than 90% success rate, it now offers a guarantee on the success of campaigns powered by its proprietary B cell

Select™ Antibody Discovery platform.

U-Protein Express, situated in the Dutch biotechnology hub of Utrecht, The Netherlands, has been a staple in the recombinant protein community, operating for over 15 years, and specializing in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types. Their streamlined and efficient operations have enabled them to successfully support over 5,000 different programs, with over a 90% success rate, for pharmaceutical and biotechnology industries as well as leading, academic institutions. In a seamless coordination, their operations also support the downstream expression and purification of the antibodies originating from the B cell SelectTM programs, enabling validation of the platform’s outputs and comprehensive deliverables for clients. Recently, this site announced the obtainment of an exclusive license from Stanford University for one-year of exclusively on the marketing and sale of the novel protein, Wnt surrogate Fc, to the global research market.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

IPA Europe’s contribution in services and intellectual property to the Company after its acquisition have been substantial. The integration of IPA Europe significantly expanded the Company’s services portfolio including affinity maturation, humanization, functional assay design and development, naïve and diseased scFv libraries, and proprietary methods of immunization against conformational targets (e.g. ModiVaccTM lymphoid tumor immunization and DNA immunization technologies). Adding to their proprietary services, this year, IPA Europe developed and rolled-out the aforementioned, novel service offering for the discovery of fully human antibodies, DeepDisplayTM, a combination of transgenic animal immunization and custom phage display antibody selections. While CRO services are the mainstay of the Company, ImmunoPrecise has worked continuously on building an intellectual property estate and portfolio of proprietary methods and physical assets through collaborations, joint ventures, acquisitions and in-licensing. The Company has strategically invested in the development and licensing of antibody discovery platforms and related intellectual property assets. The onboarding of existing assets with regard to equipment, technologies, IP and licenses within the Company’s EU operations has been compounded by active research and development at all operational sites this year, including the on-going development of new service offerings to be rolled out in the fiscal year 2020, but more notably, internal discovery programs focused on novel, therapeutic antibodies, primarily in the field of immuno-oncology.

Recently, the Company formed Talem Therapeutics (Talem), based in Cambridge, Massachusetts, to support its internal, therapeutic, discovery programs. Talem is structured to secure assets during their discovery and development stage and seek out strategic partnerships with clinical-stage pharma and biotech companies where it will aid in the out-licensing or sale of the therapeutics for clinical trials. The ability for investors to support individual assets or portfolios generates an asymmetrical opportunity for investments, while avoiding ImmunoPrecise’s shareholders dilution. The depth and speed of IPA’s offerings enables Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery.

The Company’s management placed a critical emphasis this past year on building, integrating and securing the business infrastructure to facilitate scalable, strategic growth, recognize cost synergies and reduce its carbon footprint. These activities included, but were not limited to, globalizing and standardizing core information technology (IT) infrastructure such as server and client operating systems, databases, security tools, computing platforms and cloud computing, communication tools and content management platforms, to protect both the Company’s, and its client’s, IP. This move allows for cost effective and quick reaction to market demands. The Company integrated IT services including the global service desk has decreased costs and risk while removing collaboration barriers including tools that allow for communicating in different languages. They have also begun to capture synergies after the global integration of sales, marketing, R&D, management, and legal services. They have prepared for the integration of fundamental business services such as payroll, financial controls, and an Oracle suite of enterprise software. They will continue to enhance these integrations, as well as create synergies in additional areas such as M&A communications and tax integration.

STRATEGY AND OUTLOOK

Our newly formed management team has a passionate emphasis on initiatives designed to drive revenue, bolster internal assets and maximize shareholder value. We aim to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. Our strategy also includes growth through alliances and partnerships, within both our research (Talem) and service sectors, as well as potential new market sectors.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

Our objective is to aggressively expand our position as the preferred, global partner for researchers across the globe. Therefore, our strategy is to deliver the leading, comprehensive and integrated continuum of protein and antibody services and enable our clients and partners to bring new and enhanced therapies to the clinic faster, by offering a progression of services with excellence and continued innovation. We believe we possess a competitive advantage which allows us to execute this strategy, as we continue to focus on our integrated end-to-end platform, coupled with a strong, scientific know-how, enabling us to navigate our clients through the process of discovery through lead candidates. Our ability to customize programs, yet maintain scientific rigor, enables our clients to access our global portfolio of services with confidence. Our personable and responsible global project management team ensures that our clients have program details at their fingertips, at any minute, in any time zone, with the security measures needed to ensure our clients’ peace of mind. In addition to the aforementioned strengths, our global footprint and streamlined processes enable us to leverage our competitive advantages to mature as the global, preferred therapeutic antibody provider.

Our strategy is supported by growing trends in pharma and finance. Global pharmaceutical companies are continuing to increase their share of reliance on CRO’s to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. When analyzing pharmaceutical outsourcing trends, in July, 2019, several major drivers of the CRO industry growth were identified, including robust biopharmaceutical funding, accelerated drug approval rates, the growing number of clinical trials, and proliferation of biopharmaceutical companies without internal research and clinical capabilities1.

In an attempt to streamline, many large pharmaceutical companies are limiting the number of external CRO vendors that can be contracted. This is particularly good for those CROs that fulfill multiple niches in the discovery and manufacturing pipeline. In a recent estimate, the CRO industry alone was estimated to be $30 billion USD, and “highly fragmented… though relatively few of full scale and breadth of service”1.

The key players serving the monoclonal antibodies market are Pfizer, Inc., GlaxoSmithKline plc, Novartis AG, Merck & Co., Inc, Amgen, Inc., Abbott Laboratories, AstraZeneca, Eli Lilly and Company, Mylan N.V., Daiichi Sankyo Company, Ltd., Bayer AG, Bristol Myers Squibb Co., Johnson & Johnson Services, Inc., Biogen Inc., Thermo Fisher Scientific, Inc., Sanofi Genzyme, F. Hoffmann-La Roche Ltd., and Novo Nordisk A/S2. In 2016 alone, Novartis invested 9 billion USD and Pfizer invested 7.9 billion USD in R&D3. This is of little surprise given the global monoclonal antibody market was valued at USD 85.4 billion in 2015 and is expected to reach a value of USD 138.6 billion by 20242.

Ongoing, growing investments in R&D are expected to continue to ramp up for antibodies given the rising prevalence of cancer and other chronic diseases4. In oncology, in particular, antibodies are viewed as the mainstay, as people move away from other types of therapies such as small molecules5. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector1.

[1]	Healthcare Insights Life Sciences, CRO Sector Fundamentals Remain Hot for M&A Consolidation, July 3, 2019.
[2]	Monoclonal Antibodies (mAbs) Market Size Worth $138.6 Billion By 2024, Nov. 2016
[3]	Monoclonal Antibody Market 2019-2025 Growth, Key Players, Size, Demands and Forecasts, April, 2019
[4]

Research Antibodies Market Size, Share & Trends Analysis Report By Product, By Type (Monoclonal, Polyclonal), By Technology, By Source, By Application (Oncology, Neurobiology), By End-use, And Segment Forecasts, 2018 – 2025, March, 2018

[5]	GEN, Antibody Discovery Looks Over the Horizon, Feb. 7, 2019.

ACQUISITION OF U-PROTEIN EXPRESS

On August 22, 2017, the Company completed the acquisition of U-Protein Express BV (“U-Protein”) whereby the Company has acquired all the issued and outstanding shares of U-Protein for €6,830,000 on terms as follows:

•	€2,734,732 (CAD$4,062,607) was paid in cash on closing;

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

•	3,030,503 common shares of the Company were issued on closing; and

•	€2,047,634 in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As a result, transaction costs of $17,717 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein.

The first deferred payment of €682,545 (CAD$1,049,754) has been made in cash during the year ended April 30, 2019.

The fair value of the 3,030,503 common shares issued ($3,022,308) was determined based on the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement. The Company has allocated the purchase price as follows:

$
Cash	4,062,607
3,030,503 common shares of the Company	3,022,308
Fair value of deferred payments	2,134,410

Fair value of consideration	9,219,325

Cash	797,276
Amounts receivable	370,530
Unbilled revenue	112,815
Inventory	36,900
Investment	90,404
Equipment, net of accumulated amortization	216,161
Intellectual property (not deductible for tax purposes)	4,064,000
Goodwill (not deductible for tax purposes)	4,655,893
Accounts payable and accrued liabilities	(269,657)
Income taxes payable	(44,197)
Deferred income tax liability	(810,800)

9,219,325

ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”) and its sister entity, Immulease B.V. (“Immulease”), for an aggregate purchase price of €7,000,000 on terms as follows:

•	€2,500,000 (CAD$3,988,132) was paid in cash on closing;

•	6,600,399 common shares of the Company were issued on closing; and

•

€2,000,000 in deferred payments over a three-year period. The deferred payments will be made in three equal installments of cash and equity totaling €666,666 and will be prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years. During the year ended April 30, 2019, the Company and the seller entered into an Amendment, Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

IPA Europe changed its name from ModiQuest Research B.V. in April 2019.

IPA Europe is a privately held company based in Oss, The Netherlands, and specializes in the generation of monoclonal antibodies against difficult target antigens. IPA Europe applies proprietary technologies to all aspects of the antibody discovery process in research and development, diagnostic and therapeutic applications. Using its proprietary ModiFuse™ (hybridoma electrofusion), ModiSelect™ (B-cell selection) and ModiPhage™ (phage display) technologies, IPA Europe can generate very large panels of monoclonal antibodies from various backgrounds including mouse, rat, rabbit, chicken, llama and human, as well as transgenic animals harboring the human antibody gene repertoire. IPA Europe serves clients in Europe, the US, Asia and Russia.

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. As a result, transaction costs of $36,821 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is allocated in its entirety to IPA Europe.

The first deferred payment of €666,666 (CAD$1,014,503), consisting of cash of €333,333 (CAD$507,000) and common shares of the Company with a fair value of $507,503, has been made during the year ended April 30, 2019.

The fair value of the 6,600,399 common shares issued ($4,884,295) was determined to be $0.74 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

$
Cash	3,988,132
6,600,399 common shares of the Company	4,884,295
Fair value of deferred payments	2,353,708

Fair value of consideration	11,226,135

Cash	270,339
Amounts receivable	572,427
Unbilled revenue	90,052
Inventory	2,286,995
Equipment, net of accumulated amortization	568,221
Software	30,974
Intangible assets (not deductible for tax purposes)	6,304,863
Goodwill (not deductible for tax purposes)	3,640,671
Accounts payable and accrued liabilities	(580,339)
Deferred revenue	(22,897)
Loans	(298,979)
Deferred income tax liability	(1,636,192)

11,226,135

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected financial information of the Company for the years ended April 30, 2019, 2018 and 2017.

	2019	2018	2017
	$	$	$
Revenue	10,926,268	5,441,349	2,630,515
Expenses	(17,449,222)	(10,370,556)	(4,016,989)
Net (loss) earnings	(7,617,467)	(5,171,103)	(5,383,820)
Total assets	28,345,719	24,575,440	3,928,969
Total liabilities	(10,276,644)	(11,872,490)	(836,915)
Dividends declared	Nil	Nil	90,000
Earnings (loss) per share	(0.12)	(0.11)	(0.27)

OVERALL PERFORMANCE

During the year ended April 30, 2019 the Company achieved growth in revenues to $10,926,268 from $5,441,349 in 2018. The increased revenue was due to the acquisitions of U-Protein and IPA Europe, the Company’s growth in higher revenue service offerings such as our B-cell services and transgenic animals, as well as new client onboarding.

The Company’s new laboratory in Victoria is now a fully operational antibody production facility that effectively doubles its revenue generating capacity. To drive the execution of its strategic and growth initiatives, the Company continues to focus on the recruitment of scientific and technical staff, development of new technical training programs and a commitment to integrate continuous improvement and quality management methodologies.

To support management and the Board of Directors in exercising oversight, the Company is implementing information systems for marketing and sales automation and customer relationship management, as well as accounting and financial reporting, resource planning and project management. Comprehensive operational and management reporting capabilities are being implemented with a view to effectively support a geographically dispersed organization allowing managers access to company data globally.

With the aid of a third-party HR consulting firm, significant effort was applied to strengthening and aligning the Company’s human resources by:

•

Stabilizing staffing for sales growth going forward: Remuneration and incentive systems have been aligned with targeted revenue and gross profit performance, and operational roles and responsibilities have been focused on managing demand.

•

Leadership and operational alignment: The Company has made changes and updates job descriptions, compensation plans, and other reward and recognition systems, and is implementing career planning and development mechanisms and job performance and quality measures.

Future growth will provide opportunities for company personnel to develop new skills and abilities to tackle eventual challenges in a growing company.

During the 2019 fiscal year, the goal of the organization was to grow sales revenue and expand our brand awareness. This focus is consistent with the ‘leading with our scientists’ philosophy, which is resonating with our

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

customers from both diagnostic and, in particular, the therapeutic market segment. The Company is also expanding its commitment to research and development initiatives aimed at introducing new services through both development as well as through partnerships. To achieve the best results from its investments, the Company continued to add key scientific and management personnel to its team.

RESULTS OF OPERATIONS

During the year ended April 30, 2019, the Company increased revenues to $10,926,268 from $5,441,349 in 2018. This represents a 101% increase in revenue and stems from the acquisitions of U-Protein and IPA Europe, the Company’s ability to grow its core business and expand its market share in Europe, and an increase in projects for the B-cell lab.

During the year ended April 30, 2019, the Company increased its gross margin to $5,294,634 from $2,451,026 in 2018. In percentage terms, the Company’s gross margin increased to 48% from 45% in 2018. The higher gross margin in 2019 was mostly attributable to the fact that the Company focused on higher margin projects at its new B-cell lab and introduced additional efficiencies into its operations.

The Company recorded a net loss of $7,617,467 during the year ended April 30, 2019, compared to net loss of $5,171,103 for the year ended April 30, 2018. The net loss increased in 2019, primarily as a result of the acquisitions of U-Protein and IPA Europe, which required higher expenses in all facets of the business in order to manage a global landscape. The Company continues to invest in research and development in pursuit of its goal of broadening the breadth and value of its intellectual property assets in techniques inherent in the production of human antibodies through new working partnerships with several companies with leading transgenic platforms.

$1,312,403 of the costs incurred during the year ended April 30, 2019 were one-time costs which are not expected to be incurred again. These one-time costs included costs incurred to improve operational efficiency across all the divisions, to integrate U-Protein and IPA Europe into IPA’s global network, to continue to establish a global structure for reporting and oversight, and also included severances paid to departed executive officers and paying out contracts from consultants. The Company also made investments that would enable its future growth, such as new management hires, more training programs, and additional space.

Variances of note in the Company’s expenses include:

•	Advertising and promotion fees of $819,250 in 2019 (2018 - $134,680) were incurred to support the Company’s initiatives focused on business development, marketing and branding programs.

•	Amortization expense increased to $1,875,907 from $233,534 in 2018 due to the amortization of intangible assets which were acquired as a result of the acquisitions of U-Protein and IPA Europe.

•

Consulting fees of $452,196 in 2019 (2018 - $864,549) were lower compared to 2018, because most of the consulting fees incurred in 2018 were one-time costs to support initiatives focused on operational efficiency training programs, and systems implementation.

•

Interest expense of $413,590 in 2019 (2018 - $50,591) was primarily incurred on the nonconvertible debentures (“Debentures”) which were completed in April 2018. The Debentures bear interest at a rate of 10% per annum, payable semi-annually, and are due eighteen months from the date of issue.

•

The insurance expense of $185,099 (2018 - $39,845), management fees of $650,574 (2018 - $429,184), office and general expense of $716,601 (2018 - $563,996), and rent expense of $324,396 (2018 - $65,093), were all higher compared to 2018 due to the expansion of the Company’s laboratory facilities, an increase in commercial activities and the acquisitions of U-Protein and IPA Europe (e.g., auditing, third-party business valuation, etc.).

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

•

Salaries and benefits expense increased to $3,503,259 from $1,852,322 in 2018, primarily as a result of the acquisitions of U-Protein and IPA Europe. $443,245 of the salaries were attributed to the profit-sharing payout made to the former shareholders of U-Protein, as part of the acquisition agreement. This is an annual payout that is made once per year. After 2020, the profit-sharing payout for U-Protein will cease and the Company will be under no further obligations to share profits with the former shareholders of U-Protein.

•

The Company recorded a share-based payments expense of $1,114,112 (2018 - $1,221,511) as a result of the vesting of the 2,060,000 stock options granted during the current fiscal year versus 4,090,000 stock options granted during the April 30, 2018 fiscal year. The option plan is aimed to align staff to the future company growth plans.

•	The travel expense increased to $320,293 from $218,125 in 2018 due to an increase in marketing activities and business-related travel required in connection with managing a global organization.

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018
Total revenue	2,641,109	2,695,583	2,716,791	2,872,785
Net loss	(3,842,317)	(1,187,056)	(1,485,732)	(1,102,362)
Basic and diluted loss per share*	(0.06)	(0.02)	(0.02)	(0.02)

	Three Months Ended ($)
	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Total revenue	1,810,722	1,723,308	1,316,261	591,058
Net income (loss)	(2,198,428)	(1,211,591)	(903,252)	(857,832)
Basic and diluted loss per share*	(0.04)	(0.03)	(0.02)	(0.02)

*	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

The losses for the quarters ended April 30, 2019 and April 30, 2018 are greater than other quarters, as the Company invested heavily in growth enabling initiatives and also due to the catch-up amortization recorded of intangible assets which were acquired as a result of the acquisitions of U-Protein and IPA Europe.

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the audited consolidated financial statements and accompanying notes for the years ended April 30, 2019 and 2018.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, share-based compensation, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

For the year ended April 30, 2019, excluding the one-time costs of $1,312,403, EBITDA would have been ($1,537,071).

The Company defines adjusted operating expenses as operating expenses before share-based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	April 30, 2019 $	April 30, 2018 $
Net loss	(7,617,467)	(5,171,103)
Income taxes (recovery)	4,788	109,715
Amortization and depreciation expense	2,263,284	458,079
Accretion	904,925	205,185
Foreign exchange loss (gain)	(117,506)	101,543
Interest expense	413,590	50,591
Interest and other income	(30,085)	(73,004)
Loss on settlement	214,885	—
Share-based payments	1,114,112	1,221,511

Adjusted EBITDA	(2,849,474)	(3,097,483)

	April 30, 2019 $	April 30, 2018 $
Operating expenses	(11,817,588)	(7,380,233)
Amortization and depreciation expense	2,263,284	458,079
Foreign exchange loss (gain)	(117,506)	101,543
Interest expense	413,590	50,591
Share-based payments	1,114,112	1,221,511

Adjusted Operating Expenses	(8,144,108)	(5,548,509)

FINANCING ACTIVITIES

On August 16, 2017, the Company completed a non-brokered private placement, issuing 5,250,000 common shares at $1.00 per share for gross proceeds of $5,250,000. The Company issued 281,100 common shares and paid a total of $24,000 as finders’ fees. The Company also incurred $5,669 of cash issue costs.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

On August 22, 2017, the Company issued 3,030,503 common shares pursuant to the acquisition of U-Protein. The shares were valued at $3,022,308, which was the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement.

On March 1, 2018, the Company issued 650,000 common shares pursuant to exercise of warrants for gross proceeds of $195,000.

On April 5, 2018, the Company completed a nonconvertible debenture (the “Debentures”) financing in the principal amount of $4,252,000 (the “Offering”). The Debentures are unsecured, bear interest at a rate of 10% per annum, payable semi-annually, and are due eighteen months from the date of issue. Under the Offering, a holder of a Debenture will receive 37,500 detachable share purchase warrants (the “Warrants”) for every $25,000 of Debentures subscribed for by the holder. The Warrants are exercisable at $0.70 per share for a period of four years from the date of issue. Under the Offering, the Company paid the following finder’s fees: $10,300 in cash, 580,320 shares of the Company with a fair value of $383,010, and 415,942 finder’s warrants valued at $187,627. On October 25, 2018, the Company settled $1,377,000 of the Debentures by issuing 1,377,000 units at a price of $1.00 per unit. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue. This partial Debenture Settlement had the effect of strengthening the Company’s balance sheet and reducing the ongoing interest obligations of the Company. A total of $2,875,000 of Debentures remains outstanding.

On April 5, 2018, the Company issued 6,600,399 common shares pursuant to the acquisition of IPA Europe and Immulease. The shares were valued at $4,884,295, which was estimated based on the fair value of $0.74 per share immediately prior to the completion of the acquisition.

During the year ended April 30, 2018, the Company issued 503,334 common shares pursuant to exercise of stock options for total gross proceeds of $151,000.

On May 23, 2018, the Company entered into a loan agreement with a Director of the Company and his spouse and issued a promissory note in the principal amount of $200,000. The note was unsecured and bore an interest rate of 5.45% per annum. The principal of the note plus accrued interest of $3,972 was repaid in full during the year ended April 30, 2019.

On June 19, 2018, the Company closed a non-brokered private placement financing by issuing a total of 875,000 units of the Company at a price of $0.80 per unit for gross proceeds of $700,000. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional Share at a price of $1.00 for a period of one year from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.50 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. The Company paid finders cash fees totaling $3,000 and incurred $7,926 of cash issue costs.

On September 24, 2018, the Company closed a non-brokered private placement financing by issuing a total of 9,102,500 units of the Company at a price of $1.00 per unit for gross proceeds of $9,102,500. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.75 for a period of 20 consecutive days. In the event of acceleration,

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. The Company paid finders cash fees totaling $201,540 and issued 182,460 finder’s shares. The Company also incurred $76,038 of cash issue costs.

On December 22, 2017, the Company announced that it had signed a binding letter of intent with Crossbeta Biosciences B.V. (“Crossbeta”) whereby the Company had agreed to acquire all of the issued and outstanding shares of Crossbeta. The proposed transaction was terminated and settled on October 23, 2018. In consideration of the settlement, the Company paid €37,000 ($55,969) and issued 78,514 shares valued at $61,241. The Company accrued a settlement liability of $92,040 as at April 30, 2018. As such, the remaining loss on settlement of $25,170 was recognized in the current year.

On March 27, 2019, the Company issued 714,793 common shares pursuant to the second deferred acquisition payment to IPA Europe. The common shares are valued at $507,503.

During the year ended April 30, 2019, the Company issued 135,000 common shares pursuant to exercise of stock options for total gross proceeds of $40,500.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

As at April 30, 2019, the Company held cash of $5,471,650 (2018 – $1,806,133) and had working capital of $2,673,667 (2018 – $498,377). As part of the investing activities, the Company made equipment purchases of $645,058 and made deferred acquisition payments of $1,556,754. As part of the financing activities, the Company issued 9,977,500 units for gross proceeds of $9,802,500, received $40,500 from exercise of stock options, received loans of $200,000, offset by lease repayments of $23,912 and loan repayments of $378,775.

The Company’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $7,617,467 for the year ended April 30, 2019 and has accumulated a deficit of $17,476,482 as at April 30, 2019. The Company may need to raise additional funds in order to continue on as a going concern and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the consolidated financial statements.

As at April 30, 2019, the Company does not have any commitments for capital expenditures.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

CAPITAL EXPENDITURES

The Company made equipment purchases of $645,058 during the year ended April 30, 2019 (2018 - $345,487). During the year ended April 30, 2018, the Company also paid net cash of $3,265,331 to acquire U-Protein and paid net cash of $3,561,423 to acquire IPA Europe during the year ended April 30, 2018.

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Natasha Tsai, former CFO; Reginald Beniac, former Chief Operating Officer; Charles Wheelock, Chief Technology Officer; Oren Beske, former President of ImmunoPrecise Antibodies (USA) Ltd.; Martin Hessing, a Director of U-Protein; Jos Raats, former President and CEO of IPA Europe; and Directors of the Company. During the year ended April 30, 2019 and 2018, the compensation for key management is as follows:

	2019 $	2018 $
Consulting fees(1)	7,292	55,000
Management fees(2)	394,126	131,614
Professional fees(3)	59,263	58,569
Salaries and other short-term benefits(4)	995,855	662,997
Severance(5)	87,500	169,346
Share-based payments	770,928	474,824

	2,314,964	1,552,350

(1)	The charge includes consulting fees paid to Guy Champagne, a former Director.
(2)	The charge includes management fees paid to Dr. Martin Hessing, a Director of U-Protein and Dr. Jos Raats, former President and CEO of IPA Europe.
(3)	The charge includes professional fees paid to Malaspina Consultants Inc. in which Natasha Tsai was an associate until July 31, 2018 and an owner thereafter.
(4)	The charge includes salaries and benefits paid to Dr. Jennifer Bath and former management that includes Thomas D’Orazio, Robert Beecroft Dr. Oren Beske and Reginald Beniac.
(5)	The charge includes severance paid to Thomas D’Orazio, Dr. Oren Beske and Reginald Beniac.

At April 30, 2019, included in accounts payable and accrued liabilities is $nil (2018 - $3,501) due to related parties.

During the years ended April 30, 2019, the spouse of a Director provided administrative services for $54,225 (2018 – $60,520).

OUTSTANDING SHARE DATA

The Company’s outstanding share information as at August 28, 2019 is as follows:

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	67,994,445	NA	NA
Stock options	653,333	$0.30	December 20, 2021
Stock options	1,085,000	$1.01	September 18, 2022
Stock options	750,000	$0.65	January 3, 2023
Stock options	700,000	$0.47	February 7, 2023
Stock options	95,000	$0.95	September 24, 2023
Stock options	300,000	$0.82	November 7, 2023
Stock options	1,250,000	$1.00	December 31, 2023
Stock options	415,000	$1.00	January 11, 2024
Warrants	875,000	$1.00	June 18, 2020
Warrants	9,102,500	$1.25	September 24, 2020
Warrants	1,377,000	$1.25	October 25, 2020
Warrants	6,793,942	$0.70	March 26, 2022

Total	91,391,220

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

COMMITMENTS

During the year ended April 30, 2018, the Company extended its existing operation lease agreements for rental of office and laboratory space in Victoria, BC, Canada to include one additional office space and for an additional term of 5 years. The new lease agreement commenced May 1, 2018 and terminates on April 30, 2023. The new lease is in the amount of $21,015 per month for all four spaces from May 1, 2018 to April 30, 2021 and $21,914 per month from May 1, 2021 to April 30, 2023. The minimum annual payments under these leases are as follows:

$
2020	252,186
2021	252,186
2022	262,968
2023	262,968

1,030,308

For the Company’s rental of office and laboratory space in Utrecht, Netherlands, the current lease commenced on January 1, 2017 and terminates on December 31, 2019. Annual minimum lease payments are as follows:

€
2020	88,415

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

For the Company’s rental of office and laboratory space in Oss, Netherlands, the current lease commenced on January 1, 2018 and terminates on December 31, 2019. Effective December 31, 2018, the lease automatically rolls into a 3-year term through December 31, 2022. Annual minimum lease payments are as follows:

€
2020	175,454
2021	175,454
2022	175,454
2023	116,970

643,332

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Equipment

The Company has used estimates in the determination of the expected useful lives of equipment and leasehold improvements.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts. The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered. The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labour, and subcontractors. The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU”s). Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence,

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2019 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 17.5% and 10.2%, respectively, was used in the assessments of the two CGUs .

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

As the Company provides antibody production and related services in one distinct category, there is only one category to report revenues by production site.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

Purchase price allocation

The acquisition of U-Protein on August 22, 2017 and the acquisition of IPA Europe and Immulease on April 5, 2018 were accounted for as business combinations at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a purchase price allocation, as described below.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including the deferred acquisition payment obligations. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value, and also relies on work performed by third-party valuation specialists. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

ADOPTION OF NEW ACCOUNTING STANDARDS

Financial instruments

On May 1, 2018, the Company adopted IFRS 9, Financial Instruments (“IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) and all previous versions of IFRS 9. The new standard provides guidance on the classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 on May 1, 2018 resulted in changes in accounting policies; however there were no adjustments to the amounts recognized in these consolidated financial statements.

Classification and measurement of financial assets and financial liabilities

IFRS9 requires financial assets to be classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL. IFRS 9 permits entities to elect into an irrevocable option for equity instruments to report changes in fair value in other comprehensive income. Classification and measurement of financial assets is dependent on the entity’s business model for managing the financial assets and related contractual cash flows. IFRS 9 retains most of the requirements of IAS 39 related to classification and measurement of financial liabilities.

Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

The Company’s financial assets are mainly comprised of cash, amounts receivable and investment. Cash and amounts receivable are classified and accounted for under IFRS 9 at amortized cost, and investment is classified and accounted for at FVTPL. Financial liabilities are mainly comprised of accounts payable and accrued liabilities, debentures, loans payable and deferred acquisition payments, which are accounted for at amortized cost. The Company completed a detailed assessment of its financial assets and liabilities as at May 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification IAS 39	New classification IFRS 9
Cash	Loans and receivables (amortized cost)	Amortized cost
Amounts receivable	Loans and receivables (amortized cost)	Amortized cost
Investment	Available for sale (FVOCI)	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities (amortized cost)	Amortized cost
Debentures	Other financial liabilities (amortized cost)	Amortized cost
Loans payable	Other financial liabilities (amortized cost)	Amortized cost
Deferred acquisition payments	Other financial liabilities (amortized cost)	Amortized cost

Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15’) establishes a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

The Company adopted IFRS 15 as of May 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognised in the opening deficit balance on May 1, 2018. The Company applied IFRS 15 using the practical expedient under which the Company elected to apply IFRS 15 retrospectively only to contracts that were not completed at the date of initial application. The impact was determined to be an increase of $122,025 to the opening deficit balance on May 1, 2018 and an increase of $207,667 to revenue and an increase of $85,642 to cost of sales in the current year.

The Company recognizes revenue from sale of antibodies and service agreements.

Sale of antibodies

Revenue from sale of antibodies is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and

•	The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Contract revenue

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Under IFRS 15, the Company has determined that revenue should be recognized on a percentage of completion basis when the key milestones contained within the contract are satisfied and there is an enforceable right to payment for performance completed to date. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized on a completed contract basis when the customers are satisfied with the service at the end of the contract. The Company has determined that the percentage of completion as the time expended as a proportion of total time expected at the end of the reporting period is an appropriate measure of progress towards the completion of these performance obligations under IFRS 15. Previously, revenue was recognized as the performance obligations were satisfied regardless of whether there was an enforceable right to payment if a contract was terminated.

Unbilled revenue and deferred revenue

Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following revised standards are effective for the annual periods noted with earlier application permitted. The Company also has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective.

Leases

In January 2016, the IASB issued IFRS 16, Leases, which supersedes IAS 17, Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. The standard is applicable to the Company effective May 1, 2019.

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

Upon adoption of IFRS 16, the Company will record a right-of-use asset, with an associated lease liability, on the consolidated statement of financial position as at May 1, 2019. The right-of-use asset and liability will be unwound over the term of the lease giving rise to an interest expense and depreciation charge, respectively. Currently the Company’s operating leases relate to the rental of office and lab spaces. The right-of-use asset capitalized is expected to be $1,396,513 and the liability recorded is expected to be $1,442,954.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the year ended April 30, 2019 and this accompanying MD&A (together, the “Annual Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Annual Filings on SEDAR at www.sedar.com.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, debentures, loans payable, and deferred acquisition payments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of investment is determined based on “Level 2” inputs as its cost was the best approximation of its fair value. As at April 30, 2019, the Company believes that the carrying values of cash, amounts receivable,

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

restricted cash, accounts payable and accrued liabilities, debentures, loans payable, and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

Concentration of risk:

Industry

The Company operates in the contract research organization sector and is affected by general economic trends. A decline in economic conditions, research spending or other adverse conditions could lead to reduced revenue.

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2019, all of the Company’s cash was held with tier one banks. The Company has evaluated amounts receivable and determined that there were no allowances for doubtful accounts at April 30, 2019 and 2018. During the year ended April 30, 2019 the Company incurred bad debt expense of $1,837 (2018 - $16,454).

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.3423 at April 30, 2019, and the Euro and Canadian dollar, which was translated at 1.5055 at April 30, 2019. Fluctuations in the exchange rate could impact profitability.

At April 30, 2019, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros (€)	US Dollars (US $)
Cash	1,752,749	183,375
Amounts receivable	344,697	568,190
Investment	61,250	—

	2,158,696	751,565

Accounts payable and accrued liabilities	(461,416)	(83,624)
Loans payable	(74,175)	—
Deferred acquisition payments	(3,063,981)	—

	(3,599,572)	(83,624)

Net	(1,440,876)	667,941

For the year ended April 30, 2019, a 5% increase in foreign exchange rates by the Canadian dollar relative to the US dollar would have decreased net income (loss) by approximately $45,000.

For the year ended April 30, 2019, a 5% increase in foreign exchange rates by the Canadian dollar relative to the Euro would have decreased other comprehensive income (loss) by approximately $109,000.

Liquidity risk:

The Company’s approach to managing its obligations is to maintain sufficient resources to meet its obligations when due without undue risk to the Company. The Company monitors its cash requirements on an ongoing basis

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

to ensure that there are sufficient resources for operations as well as to fund anticipated leasing, capital and development expenditures. In addition, the Company manages its cash to meet its debt obligations and to fund general and administrative costs.

Contractual cash flow requirements as at April 30, 2019 were as follows:

	< 1 year $	1 – 2 years $	2 – 5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	1,594,062	—	—	—	1,594,062
Taxes payable	27,268	—	—	—	27,268
Loan payable	82,953	28,717	—	—	111,670
Deferred acquisition payments	1,529,403	1,529,404	—	—	3,058,807
Leases	49,003	49,003	33,564	—	131,570
Minimum lease payments	649,441	516,318	966,166	—	2,131,925
Debentures	2,875,000	—	—	—	2,875,000

Total	6,807,130	2,123,442	999,730	—	9,930,302

RISKS AND UNCERTAINTIES

Research and Development and Product Development

IPA is a life science company that makes customized antibodies and is engaged in the research and product development of new processes, procedures and innovative approaches to the antibody production and new antibodies. The Company has been engaged in such research and development activities for over 20 years and has had significant success. Continued investment in retaining key scientific staff as well as an ongoing commitment in research and development activities will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime and its methods for the production of human antibodies. The Company realizes that such research and product development activities endeavour, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies.

Custom Products

The Company is reliant on the development, marketing and sale of its current custom monoclonal and polyclonal antibodies. If it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new customers.

Obsolescence

Maintaining a competitive position requires constant growth, development and strategic marketing and planning. If the Company is unable to maintain a technological advantage, its ability to grow its business will be adversely affected and its products may become obsolete compared with other technologies. To mitigate this, the Company is making investments in new methods, technology and facilities.

Competition

IPA may face significant competition in selling its products and services. Many competitors may have substantial marketing, financial, development and personnel resources. To remain competitive, the Company believes that

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IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2019

it must effectively and economically provide: (i) products and services that satisfy customer demands, (ii) superior customer service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and customer support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of IPA’s products or level of service to customers or any occurrence of a price war among the Company’s competitors may adversely affect the business and results of operations. Customer reach, service and on-time delivery will continue to be a hallmark of the Company’s ability to compete with other market players. Further, the recent acquisitions translate to spreading the IPA footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

Intellectual Property Protection

Although IPA is developing its patent portfolio, IPA’s intellectual property is still protected primarily through trade secrets and copyright protection. The Company takes steps to document and protect its trade secrets and authorship of works protectable by copyright. However, there is no guarantee that such steps protect against the disclosure of confidential information, rights of employees, or that legal actions would provide sufficient remedy for any breach. Additionally, IPA’s trade secrets might otherwise become known or be independently developed by competitors. If the Company’s internal information and knowledge cannot be protected, the business might be adversely affected.

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business is dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and animal care standards and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality standards that customers expect of the Company’s products and services. There is no assurance that the Company will be able to expand and operate such state-of-the-art laboratory services and recruit and retain qualified staff.

Financial and Regulatory Risks

The Company is currently subject to financial and regulatory risks. The financial risk is derived from the uncertainty pertaining to the Company’s ability to raise capital to continue operations. Regulatory risks include the possible delays in getting regulatory approval for the transactions that the Board of Directors believe to be in the best interest of the Company and include increased fees for filings and the introduction of ever more complex reporting requirements, the cost of which the Company must meet in order to maintain its exchange listing.

FURTHER INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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